American International Ventures, Inc.

4058 Histead Way

Evergreen, Colorado 80439

303-670-7378

December 21, 2009

Mr. Blaise Rhodes

Staff Accountant

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Re: Your Comment of November 13, 2009:

Dear Mr. Rhodes:

In response to your comment letter, we are filing herewith an amend Form 10-Q which addresses comments 2 through 4 of your comment letter.

Please note that with respect to your second comment, we do not believe that cumulative statements of operations and cash flows are appropriate in these circumstances.  We do not believe the Company continues to qualify as an exploration stage company or a development stage company as defined in ASC915 (paragraphs 8 and 9 of FAS 7).  Accordingly, we filed herewith an amended Form 10-Q wherein we have deleted reference to exploration stage on the statement of operations and added paragraph 4 to the Notes to Financial Statements.  Paragraph 4 was added to comply with the requirements of ASC915(paragraph 13 of FAS 7).

The certifications have been revised in the amended Form 10-Q and will be filed separately in the amended Form 10-Q.

With respect to the first comment, the Company will revise its Form 10-K within the next 10-15 days to reflect the revised Item 9.A in accordance with your comment.  We will also provide the representations requested in your comment letter at such time.

If you have any questions, please direct all comments to our attorney, Daniel H. Luciano, Esq. His phone number is 908-832-5546.

Sincerely,

/s/ Myron Goldstein

Myron Goldstein

Chairman